Heartland

Oil and Gas Corporation

August 4, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jonathan Duersch

100 F Street, NE

Washington, DC 20549-7010

Fax: 202-772-9368

Ladies and Gentlemen:

Thank you for your June 9, 2006, letter. With this letter we respond to your comments. For your convenience, we restate each of your comments above our response. We are also sending you a courtesy paper copy with your comments printed in italics. The courtesy copy will be accompanied by a draft 2005 Form 10-K/A2, as supplemental information, which contains draft restated financial statements, marked to show changes from our Form 10-K as initially filed. We will follow that very shortly with a draft March 31, 2006, Form 10-Q/A2, as supplemental information, which will contain draft restated financial statements, marked to show changes from our March 31, 2006, Form 10-Q as initially filed.

Form 10-K for the Fiscal Year Ended December 31, 2005

Auditor’s Report, F-1

1. Please have your auditor’s revise their report to refer to the financial statement titles consistent with your financial statements. For example, but without limitation, we note your auditors’ report refers to “consolidated statement of operations” while you have titled this statement as an “operations statement”.

Response: In our restated financial statements, our auditors have revised their report to refer to the financial statement titles consistent with our financial statements.

Operations Statement, F-4

2. We note your disclosure on page F-8 indicating that you present impairment losses within the exploration expense line item in your operations statement. Revise your disclosure and operation statement presentation to separately present significant impairment losses. Refer to Rule 5-03(b).3 of Regulation S-X.

Response: In our restated financial statements, we have revised our disclosure and operations statement to separately present significant impairment losses, in accordance with Rule 5-03(b).3 of Regulation S-X.

Oil and Gas Properties, F-7

3. Please remove your disclosure quantifying your proved reserves in an amount of $1,316,102 as of December 31, 2005. Please tell us how you arrived at the recorded value presented on your balance sheet.

Response: In the first paragraph of the Oil and Gas Property section of Note 1 of our restated 2005 financial statements we have removed the following sentence: “As of December 31, 2005, we had proved reserves of $1,316,102.” In a July 7, 2006, telephone conversation between Robert Poley and Jonathan Duersch, Mr. Poley understood from Mr. Duersch that it was in fact clear later in our footnotes how we arrived at the recorded value

HEARTLAND OIL AND GAS CORP.

presented on our balance sheet, and that removal of the above sentence would be a sufficient response to this comment.

4. We note your disclosure indicating that capitalized costs are depleted when revenue is received from production. Revise your disclosure to state that you record depletion when a unit is produced, if true. Otherwise, tell us how it is appropriate to recorded depletion based on revenue received rather than production volumes and cite the authoritative accounting literature supporting your policy.

Response: On page F-8 of our restated financial statements we have revised our disclosure to state that we record depletion when a unit is produced

Note 3 – Oil and Gas Property, page F-10

5. We note your response to prior comment eight disclosing your asset allocation values associated with your purchase from Evergreen Resources, Inc. Please expand your disclosures to include the asset purchase allocation.

Response: As shown in Note 3 – Oil and Gas Property, page F-11 of the restated financial statements, we have expanded our disclosure to include the asset purchase allocation.

6. We note your response to prior comment nine. Please expand your disclosure to indicate the anticipated timing for the inclusion of unproved properties in the amortization computation as previously requested.

Response: As shown below and in Note 3 – Oil and Gas Property, page F-12 of the restated financial statements, we have expanded our disclosure to add:

As of March 1, 2006, we held 969,557 acres. As of December 31, 2005, we had established proved reserves on 1,920 acres. We are currently seeking additional capital to fund a 100-well drilling program which we will commence shortly after raising the funds, although we cannot assure that we will be successful in raising the funds. Should we obtain the capital we project that we will drill the 100 wells at the rate of 14 wells per month. If the drilling is successful it will establish proved reserves to be added to our amortization computation at the rate of 2,240 acres per month. If the 100 well program is fully successful it will add 16,000 acres to our amortization computation. Upon completion of the 100-well drilling program we will evaluate the results as a basis for seeking capital for development of our remaining acreage. Because of the uncertainty described above we cannot currently anticipate the timing of development beyond the 100 well program.

7. We note your response to prior comment twelve. Expand your disclosure to describe and identify the “extensive evaluations” you conducted in the first three quarters of 2005 which led you to conclude that the properties had been impaired and provide to us the dates those evaluations were completed. Contrast this information with that used to conclude that as of December 31, 2004 no impairment related to these properties was necessary.

Response: As shown below and in Note 3 – Oil and Gas Property, page F-13 of our restated financial statements, we have expanded our disclosure to describe and identify the evaluations we conducted in the first three quarters of 2005 which led us to conclude that the properties had been impaired.

In 2005 we recorded an impairment arising from the expiration of certain leases of $73,917, and an impairment of $14,412,743 arising from the oil and gas leases we abandoned in the Forest City Basin in northeast Kansas. In 2005 we also recorded an impairment of $17,112,416 on exploration pilots in the northern part of our acreage, and two

HEARTLAND OIL AND GAS CORP.

coalbed methane exploration pilots in the southern part of our acreage, all in northeast Kansas. We include the impairment losses in exploration expense. We recorded the impairments as of September 30, 2005.

In October 2004 we closed the purchase of the unproved gas property from Evergreen Resources. With the acquisition, we concluded we needed an operations office to manage our property in the region of the property, which we opened on November 1, 2004, in Denver. From November 2004 into June 2005 we engaged into our Denver office our chief operating officer, our vice president of operations, our controller and our chief financial officer to manage our oil and gas operations. The responsibilities of this team included the development and evaluation of our U.S. gas property and other responsibilities.

From inception to the present all of our U.S. gas property is located in northeastern Kansas. Operationally we have viewed that property in two geographic areas, the northern area and the southern area. Prior to the Evergreen purchase, Evergreen had drilled several gas wells in the northern area. Those wells vented methane as well as impurities including nitrogen. Evergreen had injected nitrogen to fracture the mineral formations from which the gas was produced, a procedure commonly used for increasing gas production. At the time of the purchase we anticipated that the nitrogen production would decrease as the nitrogen introduced in the fracturing was produced. We monitored the impurity production from October 1, 2004, forward.

The nitrogen production caused the wells to be uneconomical. By June 2005 the nitrogen production had not yet declined to economic levels. Accordingly, we concluded that we would not as a company incur more exploration cost on the northern property. However, we believed that, given the steady increase in the price of natural gas, other companies with more capital would be interested in purchasing the northern property, likely for an amount equal to or greater than our book value. Accordingly, on July 5, 2005, we engaged a lease broker to find buyers for the leases we had decided not to retain.

The broker conducted a marketing campaign in an effort to find buyers for the leases. The broker established October 31, 2005, as the closing date for prospective buyers to make offers on the property. On October 31, 2005, the broker advised us that, although there were interested parties, it had not yet received any offers for any of the leases. Because we had not yet finalized the accounting for the quarter ended September 2005, we fully impaired those leases as of September 30, 2005.

As of December 31, 2004, we had concluded that no impairment related to the above property was necessary because we had just acquired most of the property three months earlier and had just begun our evaluation of the property.

Note 6 Preferred Stock, page F-11

8. We note your response to prior comment 10 indicating that you will include on Form 10-Q for the quarterly period ended March 31, 2006, certain disclosures regarding Series A and B Convertible Preferred Stock which were not included in your financial statement notes filed on Form 10-K for the fiscal year ended December 31, 2005. As previously requested, include all disclosures which are fully responsive to our comments in your Form 10-K.

Response: As shown in Note 7, page F-15 of our restated financial statements, we have expanded our disclosure regarding Series A and B Convertible Preferred Stock in response to the staff’s prior comment 10.

9. We note your response to prior comment 10 which did not fully address our requests regarding your Convertible Preferred Stock. Please address the following in regards to both Series A and Series B Convertible Preferred Stock:

•

Describe and disclose in detail the holder redemption rights and what you mean by “effectively within our control”. It is unclear how the assessment of likelihood is relevant when assessing whether a condition is

HEARTLAND OIL AND GAS CORP.

within a company’s control. Additionally, tell us how you considered the application of ASR 268 and EITF D-98 regarding the classification of your preferred shares in light of the cash redemption features.

Response: Below is the detailed description of the Series B preferred stock redemption rights, which is also in our restated financial statement Note 7, page F-15. We had previously concluded that the likelihood of the holders exercising their redemption rights was remote, and had concluded that we could accordingly classify the preferred stock in permanent equity. We have now further studied ASR 268 and EITF D-98 and have determined that even a remote possibility of exercise of redemption rights causes us to classify the outstanding preferred stock as Redeemable Preferred Stock, outside of total stockholders equity. We have done so on our restated balance sheet. Note that all shares of the Series A preferred stock was converted to common stock prior the December 31, 2004.

Description of redemption rights of Series B preferred stock:

The Series B Convertible Preferred Stock issued on October 2, 2004, has certain provisions allowing redemption by the holder. Upon the occurrence of a redemption event, the holders of the Series B preferred shares will have the right to require us to purchase their shares for cash for the redemption amount specified by the Preferred Share Certificate of Designation of Preferences and Rights. The redemption amount is $6,720,000 as long as the market price of our common stock is below $1.90.

The triggering events for redemption by the holder are:

(i)	Our common stock is suspended from trading for an aggregate of ten or mores days in any twelve month period.

(ii)	The registration statement associated with Series B preferred shares is not declared effective by the 120th day after the issuance date or after the registration statement has been declared effective cannot be utilized by the holders for an aggregate of more than 20 days.

(iii)	We fail to remove any restrictive legend on any certificate of any common stock issued to the holders of Series B preferred stock issued upon conversion of the Series B preferred stock as required by the certificate of designation and the failure to remove the restrictive legend remains uncured for five business days after we have been notified.

(iv)	We provide notice to any Series B preferred stock holder of our intention to not issue common stock to any Series B preferred stock holder upon conversion in accordance with the Certificate of Designation.

(v)	We make an assignment for the benefit of creditors or apply for the appointment of a receiver or trustee for a substantial part of our property or assets.

(vi)	Bankruptcy, insolvency, reorganization or liquidation or other proceedings for the relief of debtors is instituted by or against us that is not dismissed within 60 days of the initiation.

(vii)	We,

a)	sell, convey or dispose of substantially all of our assets;

b)	merge, consolidate or engage in a business combination that results in

i.	our common shareholders immediately prior to the transaction having the right to vote 50% or less of the total outstanding voting stock of the surviving entity or,

ii.	our board of directors immediately prior to the transaction comprise 50% or less of the board of directors of the surviving entity;

c)	either

i.	fail to pay, when due, any third party indebtedness in excess of $250,000 other than payments we contested in good faith;

ii.	default on any agreement where the default would or is likely to have a material adverse effect on us;

d)	have 35% of our voting stock owned beneficially by a single person or group;

(viii)	We breach any material term in either the Series B Share Purchase Agreement or Registration of Rights Agreement.

•	It appears you have not included the preferential dividend associated with the beneficial conversion feature of the Convertible Preferred Stock in loss per share or loss applicable to common shareholders. Please explain why it is appropriate to exclude such dividends from loss applicable to common shareholders and loss per share. Refer to paragraph 8 of EITF 98-5 and paragraph 9 of SFAS 128.

HEARTLAND OIL AND GAS CORP.

Response: In our restated 2004 Operations Statement we have included the preferential dividend associated with the beneficial conversion feature of the Convertible Preferred Stock in loss applicable to common shareholders and loss per share applicable to common shareholders.

•	We note your response to prior comment 11 indicating that you believe your warrants qualify for permanent equity classification. Please submit your paragraph by paragraph analysis of paragraphs 12-32 of EITF 00-19. We would expect a citation of each paragraph along with a summary of the warrant terms applicable to each paragraph accompanied by your narrative analysis. Additionally, expand your disclosures to include your proposed warrant disclosure set-forth in your response letter.

Response: Our analysis of each of paragraphs 12-32 of EITF 00-19 follows, with a citation of each paragraph along with a summary of the warrant terms applicable to each paragraph accompanied by our narrative analysis. We have expanded our warrant disclosure is in our restated financial statement Note 10, page F-17, in response to your comment.

Analysis of EITF 00-19, paragraphs 12-32:

Additional Conditions Necessary for Equity Classification

12. Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). [Note: See paragraph 74 of the STATUS section and the Subsequent Developments section in Topic D-98.] Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.

Response: The warrant contract has no net-cash settlement provision.

13. Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:

Response: As discussed in the below paragraphs, the warrants meet each of the following conditions.

The contract permits the company to settle in unregistered shares.

14. The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the

HEARTLAND OIL AND GAS CORP.

control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.

Response: The contracts permit us to settle in unregistered shares in both (a) and (b) above. All other conditions in this issue have been met for classification as permanent equity.

15. A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.

Response: Under the terms of the warrants, no valuation is required to determine the number of unregistered shares to issue. The number of unregistered shares to be issued upon exercise was predetermined upon the initial offering and is not subject to change.

16. If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

Response: Under the terms of the warrants there are no penalty provisions, therefore item 16 is not applicable to the warrants.

17. The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.

Response: Under the terms of the warrants we can settle in unregistered shares therefore items 17(a) and 17(b) are not applicable.

HEARTLAND OIL AND GAS CORP.

18. The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.

Response: The warrants permit us to settle in unregistered shares, therefore item 18 is not applicable.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19. If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stock5) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract.6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

5For purposes of this calculation, if a contract permits both (a) net-share and (b) physical settlement by delivery of shares at the company’s option (both alternatives would permit equity classification if the other conditions of this Issue are met), the alternative that results in the lesser number of maximum shares should be included in this calculation. If a contract is classified as either an asset or a liability because the counterparty has the option to require settlement of the contract in cash, then the maximum number of shares that the counterparty could require to be delivered upon settlement of the contract (whether physical or net share) should be assumed for purposes of this calculation.

6See footnote 5.

Response: Having compared (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract, we have sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the contracts could remain outstanding.

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a

HEARTLAND OIL AND GAS CORP.

company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company’s shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company’s shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

Response: The warrants contain an explicit limit on the number of shares to be delivered in a share settlement. Therefore, we have sufficient shares authorized.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.

Response: The warrants contain an explicit limit on the number of shares to be delivered in a share settlement. Therefore, we have sufficient shares authorized.

22. The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company’s option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company’s authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).

Response: The warrants contain an explicit limit on the number of shares to be delivered in a share settlement. Therefore, we have sufficient shares authorized.

23. The Task Force concluded that use of the company’s best efforts to obtain sufficient authorized shares to settle the contract is within the company’s control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that

HEARTLAND OIL AND GAS CORP.

is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).

Response: The warrants have no excess obligation provision. The warrants contain an explicit limit on the number of shares to be delivered in a share settlement.

24. As discussed in paragraphs 53–56, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10–32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement. Therefore, the number of shares that could be delivered under those derivative contracts in a net-share settlement is essentially indeterminate. The Task Force observed that if one of those contracts is outstanding at the date the company enters into a new contract subject to this Issue, the company could be precluded from concluding that it has sufficient shares authorized and unissued to net-share settle the new contract as a result of the absence of a cap in the preexisting contract. The Task Force reached a consensus that, until June 30, 2001, contracts outstanding as of the date of the consensuses in paragraphs 10–32 (September 20, 2000) that do not include a cap should be deemed to have a cap equal to the number of shares that would be required to net-share settle the contract on September 20, 2000, as if the contract matured on that date. That deemed cap is the number of shares that should be considered in determining whether there are sufficient authorized, unissued shares to permit net-share or physical settlement of new contracts entered into after September 20, 2000. If on June 30, 2001, those preexisting contracts remain outstanding, the deemed cap no longer applies. After that date, if the absence of the deemed cap causes share settlement of contracts to be outside the control of the company, those preexisting contracts and any new contracts entered into after September 20, 2000 that were classified as equity instruments must be reclassified to assets or liabilities on June 30, 2001. Refer to the transition discussion in paragraph 53 for guidance on how the reclassification should be accounted for.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Response: The warrants contain an explicit limit on the number of shares to be delivered in a share settlement and we have no preexisting derivative contracts, therefore item 24 is not applicable.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25. The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.

HEARTLAND OIL AND GAS CORP.

Response: The warrants require no net-cash settlement in the event that we do not make timely filings with the SEC.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

26. Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded. [Note: See paragraphs 71–77 of the STATUS section.]

Response: The warrants include no top-off or make-whole provisions.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

27. Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.

Response: The warrants have no net-cash settlement provisions.

28. The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as

HEARTLAND OIL AND GAS CORP.

a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.

Response: This paragraph contains no requirement for non-equity classification.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

29. To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.

Response: The warrants give the warrant holders no creditor rights.

30. As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.

Response: The warrants have no provisions under which in bankruptcy the warrant holders would receive higher priority than the claims of the holders of the stock underlying the contract.

31. Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty’s claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.

Response: The warrants have no net-cash settlement provisions.

There is no requirement in the contract to post collateral at any point or for any reason.

32. A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.

HEARTLAND OIL AND GAS CORP.

Response: The warrants have no requirement to post collateral of any kind.

(End of Response 9.)

Note 12 Commitments, page F-14

10. We note your response to prior comment 15 and presume that since your have concluded that the contingent loss related to the FEIPCO litigation is neither probable nor remote that it is reasonably possible. As such, expand your disclosure to include this matter and explicitly state that the likelihood of loss is reasonably possible and disclose the possible range of loss. Refer to paragraph 10 of SFAS 5.

Response: On further analysis of the facts, GAAP and law applicable to this matter we have now concluded that the likelihood of a further loss on this matter is remote. The below revised disclosure is in our restated financial statement Note 4.

In September 2005 we received a notice from FEIPCO terminating the JV agreement and claiming that $1,600,000 is owed as part of the joint venture. We have conducted a due diligence investigation of FEIPCO and the merits of these claims. We sent correspondence denying any liability to FEIPCO with respect to the claims asserted and will vigorously defend any arbitration or other legal action based upon such claims. To our knowledge, FEIPCO has not commenced a legal action; accordingly, we have concluded that the likelihood of a further loss on this matter is remote.

Note 14 Unaudited Oil and Gas Reserve Information, page F-15.

11. Please provide all the disclosures in the format set-forth in Illustrations 1-3 of Appendix A of SFAS 69. In the event you decide to present these disclosures elsewhere in your financial statement notes please revise the disclosure to the appropriate format provided in the cited illustrations.

•	Response: The information below is added to Note 3 of our restated financial statements.

Capitalized Cost Relating to Gas Producing Activity

	December 31,
	2005	2004
Unproved gas property	$36,669,350	$34,299,134
Proved gas property	1,316,102	—

	37,985,452	34,299,134
Accumulated impairment	(34,893,028)	—

Net capitalized cost	$3,092,424	$34,299,134

Cost Incurred in Gas Property Acquisition and Exploration Activity

	Year Ended December 31,		Inception To December 31,
	2005	2004	2003	2005
Acquisition of unproved property	$160,482	$21,927,100	$839,081	$24,459,919
Exploration cost	2,209,734	8,104,863	1,278,006	12,209,731
Cost of development of gas gathering facilities	1,106,703	—	—	1,106,703

Total	$3,476,919	$30,031,963	$2,117,087	$37,776,353

HEARTLAND OIL AND GAS CORP.

Results of Operations for Producing Activity

	Year Ended December 31,		Inception To December 31,
	2005	2004	2003	2005
Depreciation and valuation provisions	$(34,893,028)	—	—	$34,893,028)

Results of operations from producing activity (excluding corporate overhead)	$(34,893,028)	—	—	$(34,893,028)

Estimated Oil and Gas Reserve Quantities, page F-16

12. Please revise your title of “Proven Net Reserves” to “Reserve Quantity Information”, accompanied with the year end, in accordance with Appendix A, Illustration 4 of SFAS 69.

Response: We have made the requested revision in our restated financial statements, Note 14.

Standardized Measure of Discounted Future Net Cash Flows, page F-16

13. We note you state, “There were no extensions, discoveries or improved recoveries for the year ended December 31, 2005”, although you present proved reserves resulting from extensions and discoveries under your estimated oil and gas reserve quantities. Please revise your disclosure as appropriate.

Response: We have made the requested revision in our restated financial statements, Note 14.

14. Please expand your disclosure to indicate that the future development and production cost component of your standardized measure of discounted future net cash flows are computed by estimating the expenditures to be incurred in developing and producing the proved gas reserves at the end of the year, based on end of year prices, if true, or otherwise advise.

Response: We have expanded our disclosure as requested in our restated financial statements, Note 14.

15. We note you have not included any future income taxes in your computation of the standardized measure of discounted future net cash flows. Please quantify the taxes and disclose that this component was calculated using year-end statutory tax rates. In the event you believe no future tax expense will be paid, explain how you arrived at this conclusion. Because of your recent determination of proved reserves, it is unclear how you have concluded that no future tax expense will be incurred since only tax credits and allowances associated with your proved gas reserves should be considered when deducting amounts from income tax expense. Your revisions should be applied to all disclosures such as those presented on page 9.

Response: In our restated financial statements, Note 14, we have revised our computation of the standardized measure of discounted future net cash flow to include future income tax, quantifying the tax and disclosing that this component was calculated using year-end statutory tax rates. We have applied our revision to all disclosures of the standardized measure.

HEARTLAND OIL AND GAS CORP.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-17

16. We note that no amounts are presented within your tabular presentation of the changes in standardized measure of discounted future net cash flows although your total equates to the total presented in your computation of the standardized measure of discounted future net cash flows. Please revise your presentation to quantify the component(s) which accounts for the change in the standardized measure of discounted future net cash flows.

Response: In our restated financial statements, Note 14, we have revised our presentation as requested.

Form 10-QSB for the period ended March 31, 2006

General

17. Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report on Form 10-K above.

Response: We have revised our March 31, 2006, Form 10-Q as marked on the draft amendment, which we will send to you in the immediate future.

Sincerely yours,

/s/ Robert L. Poley
Robert L. Poley, CPA
Chief Financial Officer Director Heartland Oil and Gas Corp. Direct telephone: 303-530-9504